EXHIBIT 99.1

Neptune Reports Preliminary Revenues on Second Quarter

Greater Than 70% Increase Year Over Year

LAVAL, Quebec, Sept. 11, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) today provided revenue guidance for the second quarter of Fiscal 2013 ended August 31, 2012.

Neptune management is confident that second quarter revenues will be in the range of $7.5 million to $8 million compared to $4.3 million for the second quarter ended August 31, 2011. This represents an increase of 72% to 84%.

First half revenues for Fiscal 2013 will be in the range of $13.6 million to $14.1 million compared to $8.6 million in revenues reported for the first half of Fiscal 2012.

''The Company continued to thrive in the second quarter, with our revenues far surpassing the revenues reported during last year's second quarter. The quality of Neptune's krill oil products, aggressive sales strategy, greater consumer awareness and our strong patent portfolio are the catalysts for greatly accelerated sales,'' said André Godin, CFO.

"Neptune's plant expansion is on schedule with completion expected by the first quarter of calendar 2013. The annual production capacity increase upon completion to 300,000kg of krill oil from 150,000kg will be more than welcome. Neptune continues to take a strategic approach to growth and structure key long-term relationships with distributors,'' said Frederic Harland, Director of Finance.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         CEOcast Contact:
         Dan Schustack
         +1 212-732-4300
         dschustack@ceocast.com
         www.ceocast.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com